UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing

(Check one)	☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For period ended December 31, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

BankUnited Financial Corporation
Full name of registrant

Former name if applicable

255 Alhambra Circle
Address of principal executive office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

BankUnited Financial Corporation (BankUnited, the “Company,” “we” or “us”) has determined that it is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended December 31, 2008 by the filing deadline of February 9, 2009. This notice contains unaudited information about our results that is subject to change in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 when filed with the Securities and Exchange Commission (the “SEC”).

Reason for Non-Completion of the Financial Results for December 31, 2008 Quarter

We are not able to file a timely Form 10-Q because we have not completed the preparation of our financial results for either the fiscal year ended September 30, 2008 or the fiscal quarter ended December 31, 2008. This delay results from the continuing adverse market conditions, the complexity of accounting and disclosure issues, which increased the need for additional review and analysis of our business including, without limitation, regulatory issues, liquidity and capital and the material weakness in internal control over financial reporting discussed below. Based on our current estimate of the timing required to complete our review and analysis, we anticipate filing our Form 10-Q for the fiscal quarter ended December 31, 2008 after we file our Annual Report on Form 10-K. As we stated in our Current Report on Form 8-K filed on January 27, 2009, we do not anticipate filing our Annual Report on Form 10-K for a couple of months. Subsequent changes to the anticipated filing date for the Annual Report on Form 10-K, which will affect the filing date for the Form 10-Q, will be communicated as they become apparent.

Regulatory Issues

As disclosed previously, on September 19, 2008, the Company and BankUnited, FSB (the “Bank”), our wholly-owned subsidiary, each entered into a Consent Order (the “Order”) with the Office of Thrift Supervision (the “OTS”). We described the Order in, and filed the Order as an exhibit to, a Current Report on Form 8-K filed with the SEC on September 19, 2008 and also described the requirements of the Order in the Form 12b-25, filed with the SEC on December 17, 2008, and amended on December 18, 2008 with respect to our late Annual Report on Form 10-K for 2008 (the “10-K Notice of Late Filing”). We continue to work closely with our federal banking regulators to address the items set forth in the Order and remain committed to complying with the Order. As of December 31, 2008, due primarily to establishing reserves for loan losses and our inability to raise additional equity, the Bank was unable to reach the minimum Tier I Core Capital ratio of 7% and the minimum Total Risk-Based Capital ratio of 14% required by the Order. The Bank reported in its Thrift Financial Report for the fiscal quarter ended December 31, 2008, filed with the OTS on January 30, 2009, that its Tier I Core Capital ratio was 1.37% and its Total Risk-Based Capital ratio was 3.60%. Since the Bank is not in compliance with the capital ratios required by the Order, the Bank is subject to enforcement action by federal regulators, including placing the Bank into receivership. Further, at December 31, 2008, our tangible equity ratio was 1.37%. While we continue active negotiations with various parties to raise capital and restructure our balance sheet, we cannot assure you that in the current financial environment these negotiations will be successful and will result in a capital infusion prior to any potential actions that bank regulators might take.

Selected Financial Data

Set forth below is a summary of selected unaudited financial data for the dates and periods indicated. Data for the fiscal year ended September 30, 2008 and the fiscal quarter ended December 31, 2008 are preliminary and may be revised as a result of completion of our review and analysis as noted herein and the preparation of our financial results. The information should be read in conjunction with the Company’s most recently filed Form 10-Q as of June 30, 2008 and the most recently filed Form 10-K as of September 30, 2007.1

	(Preliminary) December 31, 2008	(Preliminary) September 30, 2008	June 30, 2008	September 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in thousands)
Financial Condition Data:

Total assets	$13,978,634	$14,204,649	$14,119,511	$15,046,271

Cash and cash equivalents	$1,420,175	$1,222,733	$457,114	$512,935

Loans Receivable:
Real estate loans:
One-to-four family residential:
Payment Option ARMs	$5,885,210	$6,714,100	$7,065,952	$7,607,670
Other residential mortgages	3,711,748	3,216,214	3,301,511	3,261,010

Total one-to-four family residential	9,596,958	9,930,314	10,367,463	10,868,680
Home equity loans and lines of credit	501,389	486,467	466,454	420,386
Multi-family	125,510	144,324	132,766	120,058
Commercial real estate	607,345	600,261	559,454	496,556
Construction	198,262	171,213	181,027	146,557
Land	222,012	224,723	239,357	303,294

Total real estate loans	11,251,476	11,557,302	11,946,521	12,355,531

Other loans:
Commercial	202,412	197,985	202,359	187,951
Consumer	12,289	12,740	15,058	16,228

Total other loans	214,701	210,725	217,417	204,179

Total loans	11,466,177	11,768,027	12,163,938	12,559,710
Unearned discounts, premiums and deferred loan costs, net	204,379	211,003	219,007	235,454
Allowance for loan losses	(772,639)	(704,595)	(309,645)	(58,623)

Total loans, net	$10,897,917	$11,274,435	$12,073,300	$12,736,541

Total liabilities	$14,284,033	$14,205,784	$13,543,872	$14,234,305

Interest bearing deposits	$8,306,054	$7,883,447	$7,278,073	$6,747,888
Non-interest bearing deposits	236,157	251,225	328,191	342,499

Total deposits	$8,542,211	$8,134,672	$7,606,264	$7,090,387

1   We filed a Current Report of Form 8-K on January 27, 2009, in which we disclosed that due to an error affecting our consolidated statements of cash flows in certain prior periods, including the fiscal year ended September 30, 2007, the financial statements for the affected periods should no longer be relied upon. The financial data presented for the fiscal year ended September 30, 2007 in the table set forth above remain unchanged for the periods affected.

	(Preliminary) December 31, 2008	(Preliminary) September 30, 2008	June 30, 2008	September 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Securities sold under agreements to repurchase	$18,297	$56,930	$93,961	$143,072
Advances from Federal Home Loan Bank	5,054,350	5,279,350	5,129,350	6,234,350
Convertible Senior Notes	120,000	120,000	120,000	120,000
HIMEDS Units senior notes	184,000	184,000	184,000	184,000
Senior debentures	12,500	12,500	12,500	12,500
Trust preferred securities	237,261	237,261	237,261	237,261

Total borrowings	$5,626,408	$5,890,041	$5,777,072	$6,931,183

Asset Quality:

Non-accrual loans
Total non-accrual loans	$1,625,268	$1,237,775	$982,222	$180,810

Accruing loans more than 90 days past due as to interest or principal	94	71	100	23

Total non-performing loans	1,625,362	1,237,846	982,322	180,833
Repossessed assets other than real estate owned	—	—	—	50

Real estate owned, net	141,687	145,724	117,325	27,682

Total non-performing assets	$1,767,049	$1,383,570	$1,099,647	$208,565

Troubled debt restructurings included in nonaccrual loans	$93,641	$65,732	$40,114	$—

Performing troubled debt restructuring excluded from nonperforming assets	$417,657	$68,033	$13,801	$—

Allowance for loan losses	$772,639	$704,595	$309,645	$58,623

Provision for loan losses for the three, twelve, nine and twelve months ended for the respective periods presented	$217,448	$845,052	$293,000	$31,500

Charge offs, net of recoveries for the three, twelve, nine and twelve months ended for the respective periods presented	$149,404	$199,080	$41,978	$9,255

Capital Ratios of BankUnited, FSB:
Core capital-to-assets ratio	1.37%	3.43%	7.60%	7.84%
Risk-based capital-to-assets ratio	3.60%	7.14%	13.87%	15.37%

As noted above, we have not completed the preparation of the financial results for the fiscal quarter ended December 31, 2008. Accordingly, we can only estimate our loss for that fiscal quarter. Based on the status of our preparation of such financial results, we estimate that we will report a consolidated net loss of approximately $306 million for the three months ended December 31, 2008, compared to a reported net loss of approximately $26 million for the three months ended December 31, 2007. The increase in the loss for the three months ended December 31, 2008 is primarily a result of our recognition of significant provisions for loan losses related to our pay option adjustable rate mortgages portfolio, lower net interest income due to higher nonperforming assets, and higher losses and carrying costs associated with repossessed real estate. The 2009 first quarter loss compares to an estimated net loss of approximately $816 million for the fiscal year ended September 30, 2008, and reported net income of approximately $81 million for fiscal year ended September 30, 2007. At the Bank level only, as of December 31, 2008, the stockholders’ equity is estimated to be approximately $205 million compared to $497 million for the fiscal year ended September 30, 2008 and reported $1.2 million at September 30, 2007. We estimate a deficit in stockholders’ equity of approximately $305 million at December 31, 2008, compared to an estimated deficit in stockholders’ equity of approximately $1 million at September 30, 2008, and reported stockholders’ equity of $812 million at September 30, 2007. Given the deficit in stockholders’ equity at September 30, 2008 and December 31, 2008, as well as our inability to comply with the capital ratio requirements in the Order, there is substantial doubt about our ability to continue as a going concern.

The general trend for the second quarter of fiscal year 2009 indicates that while we have experienced a slight improvement in delinquencies, non-performing assets continue to increase, requiring additional reserves for loan losses and a likely loss for the quarter.

Liquidity and Capital Resources

At December 31, 2008 and September 30, 2008, the Bank had estimated total cash and cash equivalents of $1.4 billion and $1.2 billion, respectively, and at September 30, 2007, the Bank had total cash and cash equivalents of $513 million. As of February 6, 2009, the Bank had an estimated amount of total cash and cash equivalents of $1.5 billion. The increase from September 30, 2008 was primarily driven by an increase in deposit balances and payments received on the Bank’s loans and investment securities. Management elected to increase cash and cash equivalents to an elevated level in response to market disturbances which adversely affected the liquidity position at other financial institutions.

As of December 31, 2008, the Bank has no available borrowing capacity with the Federal Home Loan Bank of Atlanta (“FHLB”). As a consequence, we will repay the FHLB borrowings as they mature. Similarly, the Bank has no available borrowing capacity from brokered deposits, which must also be repaid as they mature. Our primary funding sources are principal and interest payments from investments and loan portfolios, deposits and cash reserves. For the three of months ending March 31, 2009, we had $285 million of FHLB advances scheduled to mature, of which $100 million has been paid down, and an additional $1.2 billion of FHLB advances are scheduled to mature through the fiscal year ending September 30, 2009. As December 31, 2008, we estimate that we had brokered deposits of $525 million maturing through the fiscal year ending September 30, 2009, of which $142 million have already been paid down as of February 6, 2009. Continued decline in our financial condition and market disturbances could create additional concern among depositors, making retail deposits more costly and difficult to attract and maintain. Nevertheless, we anticipate seeking to maintain and increase our retail deposit levels for liquidity purposes.

In addition to the Bank’s liquidity, management also monitors the liquidity at the holding company. As of December 31, 2008, we had an estimated $24 million of liquid assets available at the holding company. This amount should allow us to meet our obligations at least through the end of the fiscal year 2009 assuming the continued deferrals of our debt service obligations on the trust preferred securities. The Company has estimated its debt service obligations as of December 31, 2008 to be approximately $30 million per year at the holding company level for interest and debt payments on our Convertible Senior Notes, HiMEDS Units senior notes, senior debentures and trust preferred securities. As permitted by the terms of our trust preferred securities, during the fourth fiscal quarter (the quarter ended September 30, 2008), we announced that we had elected to defer approximately $13 million of the annual debt service obligation on the trust preferred securities. Pursuant to the indentures for the trust preferred securities, we are permitted to defer interest payments for twenty consecutive quarters. As of the date of the filing of this Form 12b-25, we have deferred interest payments for two consecutive quarters. However, we cannot defer payments of approximately $17 million of combined interest obligations on our Convertible Senior Notes, HiMEDS Units senior notes, and senior debentures. Additionally, the holding company incurs non-fixed cash charges for general and administrative matters of approximately of $6 million per fiscal year. The Order prohibits the Bank from making dividend payments to the holding company and the holding company has few other sources of income. Therefore, we cannot assure you that the Company will be able to make the required payments on the debt after the available liquid assets at the holding company level are depleted. Therefore, there is substantial doubt about our ability to continue as a going concern.

In our Current Report on Form 8-K filed with the SEC on January 27, 2009, we disclosed that, based upon an additional review of the Company’s allowance for loan and lease losses (“ALLL”) conducted in January 2009, our estimated loss for the fiscal year ended September 30, 2008 would be approximately $816 million. As a result, as of September 30, 2008 we had a deficit in stockholders’ equity of approximately $1 million primarily due to the deteriorating real estate market, which required us to increase our reserves for loan losses, resulting in an increase in our deficit as of December 31, 2008 to approximately $305 million.

Management’s Assessment of Disclosure Controls and Procedures

We continue our assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008. Accordingly, we have not completed our assessment of the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on our assessments thus far and the material weakness in internal control over financial reporting that we reported as of September 30, 2008 in our 10-K Notice of Late Filing on Form 12b-25 related to the Annual Report on Form 10-K for the 2008 fiscal year, we expect to report that our disclosure controls and procedures were not effective as of December 31, 2008. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the consolidated annual or interim financial statements will not be prevented or detected on a timely basis. We reported in the 10-K Notice of Late Filing that we had an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements due to the impact of the deterioration of the residential housing market and general economic environment on our business. Specifically, the implementation and execution of our controls and procedures did not ensure the systematic and accurate execution of account level analyses related to the residential loan portfolio, including the allowance for loan losses and the identification of troubled debt restructuring. Management is continuing to evaluate our internal control over financial reporting as of September 30, 2008, and we may, or may not, have additional material weaknesses to report in our Annual Report Form 10-K.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Humberto L. Lopez	(305)	569-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☒

We have not filed our Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

We expect that our results for the first quarter of fiscal year 2009 will be significantly different from our results for same quarter in fiscal year 2008. As detailed in the table in section III of this report on 12b-25, we expect to report an estimated net loss for the fiscal quarter ended December 31, 2008 of approximately $306 million. We reported a loss of approximately $26 million for the quarter ended December 31, 2007. The loss in the quarter ended December 31, 2008 is primarily a result of our recognition of significant provisions for loan losses related to our pay option adjustable rate mortgages portfolio, lower net interest income due to higher nonperforming assets and higher losses and carrying costs associated with repossessed real estate. These estimates are unaudited and are subject to change in our Quarterly Report on Form 10-Q when filed with the SEC.

Forward Looking Statements

This notice contains certain forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements that are not historical facts and, without limitation, include predictions, forecasts, indications or discussions of future results, performances or achievements. Certain statements including words such as: “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “project,” “believe,” “intend,” “will,” “should,” “would,” “could,” “may,” “can,” “plan,” “target” and similar expressions, are intended to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). In particular, statements relating to future actions, trends in the Company’s business, prospective services or products, future performance or financial results and the outcome of contingencies, such as legal proceedings, are considered forward-looking statements. The Company claims the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements may include, but are not limited to, the estimates of our fiscal year 2008 end and first quarter of fiscal year 2009 financial results, discussions concerning national and regional business and economic conditions, fiscal and monetary policies; changes in interest rates; deterioration in the general economy and the credit markets; changes in policy or discretionary decisions by the FHLB or the Federal Reserve; a reduced demand for credit; a decrease in deposit flows, loan demand or deposits or other customers; risks associated with residential mortgage lending or the decline in the housing market, including, without limitation, continued deterioration in credit quality, reduced real estate values and slower sales, interest rate changes, payment elections by borrowers of option ARM loans and deterioration in the ability of borrowers to repay their loans and other debts; uncertainty about the effectiveness of the U.S. Treasury’s Troubled Asset Relief Program Capital Purchase Program (“TARP”); competition from other financial service companies in the Company’s markets; potential or actual actions by regulators, including, without limitation, receivership based upon the Company’s inability to comply with the Order requiring the Bank to have a certain level of capital ratios as of December 31, 2008, new, changed or increased regulatory restrictions and the ability to comply with such restrictions; the outcome of existing and any new legal proceedings against the Company, including adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities and class action cases; changes in regulations, laws, policies or standards, including, among others, changes in accounting standards, guidelines and policies; volatility in the market price of the Company’s common stock; unfavorable conditions in the capital markets; the possible loss of key personnel; the possible inability to successfully implement strategic initiatives, and other economic, competitive, servicing capacity, governmental, regulatory and technological factors affecting the Company’s operations, price, products and delivery of services; the possibility that the commercial loan, commercial real estate loan and consumer loan market may continue to deteriorate; the possible inability to successfully raise and maintain capital needed to continue operations; the outcome of tax audits; the issuance, redemption or deferral of payments on the Company’s debt or equity; the concentration of operations in Florida; reliance on other companies for products and services; acts of terrorism, war, other man-made or natural disasters, including hurricanes, that may adversely affect the Company’s business and operations.

The Company is not able to make any assurances, including but not limited to any assurances that the increased rate of sale of foreclosed homes will continue in future periods; that the percentage of unsold homes in escrow or under negotiation will be representative of the number or percentage of homes sold in future periods; that the Company will be able to attract or maintain the needed complement of accounting personnel to remediate the material weaknesses on a timely basis; that the Company will have adequate liquidity in future periods; that Company will be able to regain its status of “well-capitalized;” or that the regulatory authorities will not take enforcement action against the Bank, such as placing the Bank into receivership.

Actual results or performance could differ from those implied or contemplated by forward-looking statements. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and are not historical facts or guarantees of future performance. Other factors that could cause actual results to differ materially are: (i) other risks and uncertainties described from time to time in the Company’s filings with the SEC, (ii) other risks and uncertainties that have not been identified at this time. Information in this notice is solely as of the dates, and for the periods, indicated. The Company does not undertake, and specifically disclaims any obligation, to publicly update or revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, whether as the result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this report might not occur.

BankUnited Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

BANKUNITED FINANCIAL CORPORATION

Date:	February 10, 2009	By:	/s/ HUMBERTO L. LOPEZ
		Name:	Humberto L. Lopez
		Title:	Senior Executive Vice President and Chief Financial Officer